

November 15, 2010

Mr. Steven White
Chairman, Chief Executive Officer
ITEX Corporation
3326 160th Ave SE, Suite 100
Bellevue, WA 98008

> **Re:**   **ITEX Corporation**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed November 10, 2010**
> **File No. 000-18275**

Dear Mr. White:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Investor Presentation

Cashless Exchange Industry, page 4

1. Please provide us supplementally with support for your estimates that there is $1.4B transaction value in local exchanges and there are 250 exchanges, which include 200,000 members.

ITEX Overview, page 5

2. Please tell us, and confirm that you will disclose in future filings, by what measure you are the "[l]argest membership B2B Trading Community in the United States and Canada."

Steven White
ITEX Corporation
November 15, 2010
Page 2

        Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal
Branch Chief at (202) 551-3264 or David Orlic, Special Counsel in the Office of Mergers and
Acquisitions at (202) 551-3503 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Steve Tollefsen
        Tollefsen Business Law PC